ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM	Jeffrey R. Katz T +1 617 951 7072 F +1 617 235 0617 jeffrey.katz@ropesgray.com

26 March 2015

VIA EDGAR

Division of Corporate Finance Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549 Attn: Mellissa Campbell Duru Special Counsel Office of Mergers and Acquisitions

Re:	Poage Bankshares, Inc. Additional Definitive Proxy Soliciting Materials Filed by Non-Management on Schedule 14A Filed March 5, 2015 by Stilwell Value LLC, et al.

Dear Ms. Duru:

On behalf of our client, Stilwell Value LLC (“Stilwell”), we have set forth below Stilwell’s response to the oral comment received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) during a telephone conversation between Mellissa Campbell Duru and E.J. Borrack on March 18, 2015, regarding the above referenced additional non-management definitive proxy soliciting materials, filed by Stilwell and its affiliates named therein on March 5, 2014 (the “DFAN14A”) and Amendment No. 10 to the Schedule 13D relating to Stilwell’s ownership of the common stock of Poage Bankshares, Inc. filed by Stilwell and its affiliates named therein on February 25, 2015 (the “Schedule 13D”).  For your convenience, the Staff’s comment is repeated below in bold and italics immediately preceding Stilwell’s corresponding response.

DFAN14A

1.
Sections marked by roman numerals I, II and III of Item 4 of the Schedule 13D attached to the DFAN14A include details of actions taken by companies after Stilwell became a shareholder in such companies.  This list implies a causal relationship between Stilwell’s investment in the companies and subsequent actions taken by such companies.  Please do not include such descriptions of causality without support in future proxy soliciting materials.

Response:  Stilwell acknowledges the Staff’s comment and will not include any causal statements in future proxy soliciting materials unless Stilwell either offers support for such statements or qualifies such statements as assertions of opinion or belief for which reasonable factual basis exists.

* * *

In connection with this response, Stilwell acknowledges:

•	the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the filing person may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We hope that the foregoing has been responsive to the Staff’s comment.  If you should have any questions about this letter or require any further information, please call E.J. Borrack at (212) 964-9303.

Sincerely,
/s/ Jeffrey R. Katz
Jeffrey R. Katz Ropes & Gray LLP